EXHIBIT 12.1

STEEL PARTNERS HOLDINGS L.P.

COMPUTATION OF UNAUDITED RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Income from continuing operations before income taxes and equity method income (loss) and investments held at fair value	$40,980	$23,369	$25,273	$16,525	$31,962	$43,432

Fixed Charges:
Interest expense	7,390	8,862	11,073	10,454	14,804	12,424

Total fixed charges	7,390	8,862	11,073	10,454	14,804	12,424

Income from continuing operations before income taxes and equity method income (loss), investments held at fair value and fixed charges	$48,370	$32,231	$36,346	$26,979	$46,766	$55,856

Ratio of earnings to fixed charges	6.55	3.64	3.28	2.58	3.16	4.50